SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               Unity Bancorp, Inc.
                --------------------------------------------------
                       (Name of Subject Company (Issuer))

                    Unity Bancorp, Inc. (Offeror and Issuer)
                --------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Series A Preferred Stock
                --------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                --------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 James A. Hughes
                               Unity Bancorp, Inc.
                                64 Old Highway 22
                            Clinton, New Jersey 08809
                                 (908) 730-7630
                --------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With copies to:

                            Robert A. Schwartz, Esq.
                       Windels Marx Lane & Mittendorf, LLP
                             120 Albany Street Plaza
                         New Brunswick, New Jersey 08901
                            Telephone: (732) 448-2548
                            Facsimile: (732) 846-8877

                            CALCULATION OF FILING FEE
                --------------------------------------------------
                Transaction Valuation*        Amount of Filing Fee
                     $4,600,000                    $ N/A
                --------------------------------------------------

     * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock. The amount of the filing fee is based upon the market value of the securities acquired pursuant to Rule 0-11.

     [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,004             Filing Party: Unity Bancorp, Inc.
                          ----------                      -------------------

Form or Registration No.: 333-61498         Date Filed:   May  23 , 2001
                          ----------                      -------------------

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:[_]


     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Unity Bancorp, Inc., a Delaware corporation (the "Company"), to exchange shares of the Company's common stock and stock purchase warrants for its outstanding Series A convertible, cumulative Preferred Stock (the "Exchange Offer"), upon the terms and subject to the conditions contained in the Prospectus dated May 23, 2001, as amended by the Prospectus dated June 28, 2001 (the "Prospectus") and the related Letter of Transmittal, both of which are included as exhibits to this Schedule TO through incorporation by reference to Company's Registration Statement on Form S-4, as amended, 333-61498.

ITEM 1.  SUMMARY OF THE EXCHANGE OFFER.

     The information set forth in the Prospectus under the heading entitled "Summary-Summary of the Exchange Offer" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The information required by this item is incorporated by reference from the Prospectus under the caption "Summary-Our Business".

     (b) The information required by this item is incorporated by reference from the Prospectus under the caption "Summary-Summary of the Exchange
Offer-Outstanding Shares".

     (c) and (d) The information required by these items is incorporated by reference from the Prospectus under the caption "Market for the Common Stock".

     (e) Not applicable.

     (f) Not applicable.

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



ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Unity Bancorp, Inc. is the filing person; its business address is 64 Old Highway 22, Clinton, New Jersey 08809; and its telephone number is (908) 730-7630.

     The business address and business telephone number of each member of the Company's Board of Directors and each of the Company's executive officers is 64 Old Highway 22, Clinton, New Jersey 08809, and telephone number: (908) 730-7630. The names of the members of the Company's Board of Directors and executive officers are incorporated by reference from the Prospectus under the heading "Management".


ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information required by this item is incorporated by reference from the Prospectus under the captions "Terms of the Exchange Offer", "Summary-Summary of the Exchange Offer" and "The Exchange Offer".

     (b) The Company expects to offer the exchange of shares of Series A Preferred Stock for Common Stock and Warrants to any director, officer or affiliate of the Company owning such shares as part of the Exchange Offer. The terms of such exchanges will be the same as for all other holders of Series A Preferred Stock. Member of the Company's management and members of the Board own 24,400 shares of the Preferred Stock. See the Prospectus under the heading "Summary-Summary of the Exchange Offer-Interests of Certain Members of Management in the Transaction."


ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

     Not applicable.


ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) and (b) The information required by these items is incorporated by reference from the Prospectus under the heading "Summary-Background and Reasons for the Exchange Offer" and "The Exchange Offer-Background of and Reasons for the Exchange Offer".

     (c) Not applicable

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information required by these items is incorporated by reference from the Prospectus under the captions "Summary-Summary of the Exchange Offer" and "The Exchange Offer".

     (c) Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information required by this item is incorporated by reference from the Prospectus under the caption "Management-Security Ownership of Certain Beneficial Owners and Management."

     (b)  Not applicable.


ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The Company has not retained any persons or classes of persons, nor will any persons or classes of persons be compensated, to make solicitations or recommendations in connection with the transaction.

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




     (b) Not applicable.


ITEM 10. FINANCIAL STATEMENTS.

     (a) The information required by this item is incorporated by reference from the Prospectus under the caption "Financial Statements-Index to Consolidated Financial Statements".

     (b) The information required by this item is incorporated by reference to the Prospectus under the caption "Capitalization".


ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information required by this item is incorporated by reference from the Prospectus under the caption "Management-Executive Compensation."

     (b)  Not applicable.


ITEM 12. EXHIBITS.

     (a)  (1)  (i)   Cover Letter to Holders of Series A Preferred Stock. (1)

     (a)  (1)  (ii)  Prospectus dated as of May 23, 2001. (1)

     (a)  (1)  (iii) Letter of Transmittal. (1)

     (a)  (1)  (iv)  Revised Cover Letter to Holder of Series A Preferred
                     Stock (2)

     (a)  (1)  (v)   Revised Prospectus dated as of June 28, 2001 (3)

     (a)  (1)  (vi)  Revised Letter of Transmittal (2)

     (a)  (2)  None.

     (a)  (3)  Not applicable.

     (a)  (4)  see (a)(1)(ii) above.

     (a)  (5)  none.

     (b)       Not applicable.

     (d)       Not applicable.

     (g)       Not applicable.

     (h)       Opinion of Windels Marx Lane and Mittendorf, LLP (5)


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

----------------

(1)  Previously filed.

(2) Incorporated by reference from the Registrant's Registration Statement on Form S-4/A, Registration No. 333-61498, at Exhibit 99(iv) and (v).

(3) Incorporated by reference from the Registrant's Registration Statement on Form S-4/A, Registration No. 333-61498.

(4) Incorporated by reference from the Registrant's Registration Statement on Form S-4/A, Registration No. 333-61498.

(5) Incorporated by reference from the Registrant's Registration Statement on Form S-4/A, Registration No. 333-61498, at Exhibit 5(ii)

                                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       By:    /s/ James A. Hughes
                                               --------------------------------
                                       Name:      James A. Hughes
                                               --------------------------------
                                       Title:     Chief Financial Officer
                                               --------------------------------

Dated:  June 27, 2001

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